February 1, 2019

Dara Khosrowshahi
Chief Executive Officer
Uber Technologies, Inc.
1455 Market Street, 4th Floor
San Francisco, CA 94103

       Re: Uber Technologies, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 6, 2018
           CIK No. 0001543151

Dear Mr. Khosrowshahi:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Personal Mobility, page 1

1. Where you discuss Gross Bookings information on page 2, please revise to provide revenue on a GAAP basis for the same periods discussed giving greater prominence to the
       GAAP information.
Uber Freight, page 4

2. Please explain the "friction" you reference in the first paragraph on this page and briefly discuss how your mobile app removes it in such a manner as to provide you a differential advantage over traditional logistics companies.
 Dara Khosrowshahi
FirstName LastNameDara Khosrowshahi
Uber Technologies, Inc.
Comapany NameUber Technologies, Inc.
February 1, 2019
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Non-GAAP Financial Measures, page 18

3. We note your presentation of non-GAAP financial measures and your belief that these measures provide useful information to investors and others in understanding and evaluating your operating results in the same manner as your management team and board of directors. Similarly, on page 104, you indicate that your segment measures are presented to provide the users of your consolidated financial statements with a view of the business from your perspective. While it appears that the intention to provide non-GAAP and segment disclosures is similar, you include the historical results from Russia/CIS and
         Southeast Asia ("2018 Divested Operations") in your segment presentations but exclude them when presenting non-GAAP financial measures. Please clarify why you believe it is useful to exclude the 2018 Divested Operations from your non-GAAP measures.
4. With respect to the adjustments for the 2018 Divested Operations made to arrive at your non-GAAP financial measures, please tell us: 1) why the adjustment to "Adjusted Net
         Revenue" reflects an addition to revenue and what it represents; and
2) how you
         considered the exclusion of the 2018 Divested Operations in light of the guidance provided in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations relating to individually tailored recognition and measurement methods.
Adjusted Net Revenue, page 19

5. Please revise your disclosure to clearly explain the nature of the excess driver incentives and why you believe the exclusion of these costs from Revenue is informative of your top line performance and material to investors.
Management's Discussion and Analysis and Results of Operations
Overview, page 80

6. This section substantially repeats the overview you present in the Summary and Business sections. Please address here the material opportunities, challenges, and risks to your business as you implement the material components of your growth strategy such as increasing rideshare penetration, expanding into new markets and management's plans to achieve profitability. Also discuss the material challenges and risks posed by relevant economic or industry-wide factors. Refer to Section III.A of Securities Act Release No.
         33-8350 (Dec. 29, 2003).
7. Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. For example, you state on page 90 that you plan to continue to use incentives, promotions, and discounts as well as restaurant expansion to grow Monthly Active
         Platform Consumers ("MAPCs") and on page 91 that gross bookings per trip will decline as you penetrate markets with lower price points. Also discuss known trends relating to market share for each of your offerings. Refer to Item 303(a) of Regulation S-K and
         Section III.B.3 of Release No. 33-8350.
 Dara Khosrowshahi
FirstName LastNameDara Khosrowshahi
Uber Technologies, Inc.
Comapany NameUber Technologies, Inc.
February 1, 2019
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8. Refer to the last paragraph on page 81 and the graphic on page 82. Please discuss the methodology, including material assumptions, you used to estimate total ridesharing
         Gross Bookings generated by you and other companies with similar ridesharing products.
9. Please discuss how Core Platform Contribution Margin, Gross Bookings per Trip, and
         Take Rate relate to each of Ridesharing and Uber Eats and the importance of each metric to the respective platform offering.
Our Financial and Operating Model, page 86

10. Please clarify the graph on page 86 to further explain the relationship among the bars and what they are meant to illustrate. For example, it appears that the "Core Platform
         Revenue" bar is the sum of the second green bar and the "Core Platform Adjusted Net
         Revenue" bar. In addition, explain the meaning of the y-axis between the first green bar and the "Core Platform Revenue" bar. We also note your statement that you define
         Adjusted Net Revenue as revenue (i) less excess Driver incentives,
(ii) less Driver
         referrals, and (iii) excluding the impact of your 2018 Divested Operations. Please explain why you exclude (iii) from the second green bar.
11. Expand the first paragraph on page 87 to discuss quantitatively and qualitatively your reliance on driver incentives and consumer discounts and the extent to which your historical practices are indicative of near-term trends.
Key Metrics and Non-GAAP Financial Measures, page 87

12. The disclosure on page 88 indicates you will disclose gross bookings by Ridesharing,
         Uber Eats, and Other Bets. Disclose Monthly Active Platform Consumers and/or Trips by
         each of these platform types.
Components of Results of Operations, page 95

13. We note your disclosure that to the extent you are successful in meeting your objective of efficiently scaling operations, you would expect cost of revenue, exclusive of depreciation and amortization, as a percentage of revenue to decrease over time, although it may vary as a percentage of revenue from period to period. To the extent possible, please revise to disclose more specifically the timing of when you expect your objective to be achieved.
14. Additionally, we note your disclosure that to the extent you are successful in becoming more efficient in supporting platform users, you expect operations and support expenses as a percentage of revenue to decrease over time, although it may vary as a percentage of revenue from period to period. To the extent possible, please disclose more specifically the timing of when you expect your objective to be achieved.
Results of Operations, page 98

15. Revise your revenue discussion on page 100 to quantify the increase in the number of
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FirstName LastNameDara Khosrowshahi
Uber Technologies, Inc.
Comapany NameUber Technologies, Inc.
February 1, 2019
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         MAPCs and in Revenue as a percentage of Gross Bookings for Ridesharing and Uber
         Eats. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No.
         33-6835.
16. Please revise your discussion of sales and marketing expenses on page 101 to disclose driver and passenger incentives recognized in each of the periods presented given its significance to total sales and marketing expenses.
Business
Our Platform, page 124

17. You state in the first full paragraph on page 125 that your strategy is to have the greatest
         "liquidity network effect." Please briefly explain the concept of liquidity network effect, discuss the key drivers of this effect for each of your offerings, and discuss how the network effect interrelates, if at all, among your different offerings.
18. We note the graphic on page 121, where you differentiate Market Share (calculated by dividing Personal Mobility Gross Bookings by estimated addressable market in dollars for miles traveled in a given region) from Ridesharing Category Position. Discuss the extent to which liquidity network effects on Market Share may differ and be potentially limited given that the estimable addressable market is substantially larger than Ridesharing
         Category.
19. Refer to the second bullet point on page 125. For each of your offerings discuss the limitations of the effects of scalability on margins, particularly in light of the low barriers to entry and the low switching costs you describe in the first risk factor on page 22. In addition, provide the basis for your belief that "the operator with the larger network will have a higher margin than the operator with the smaller network."
20. We note your statement that "To the extent that ridesharing category participants choose to improve their profitability, we believe that we will not be required to invest as heavily in incentives to compete effectively." Please expand to explain this statement and the basis for your belief. Disclose the entities that comprise "ridesharing category participants" and the extent to which you expect ridesharing category participants will focus on profitability in the near-term.
21. Please discuss any material potential negative effects from interconnected platforms of the scale that you seek to achieve. To the extent material, discuss whether unfavorable media coverage and public reactions, such as the #DeleteUber campaign and other recent adverse effects on your brand and reputation disclosed in the risk factors, may be amplified as you increase the scale of your offerings.
Drivers, page 130

22. Please briefly explain how you measure the effectiveness of your driver-focused efforts, including the "180 Days of Change" campaign and Uber Pro.
 Dara Khosrowshahi
FirstName LastNameDara Khosrowshahi
Uber Technologies, Inc.
Comapany NameUber Technologies, Inc.
February 1, 2019
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Our Market Opportunity, page 133

23. You state that you view your market opportunity in terms of a total addressable market
         ("TAM"), which you believe that you can address over the long-term, and a serviceable addressable market ("SAM"), which you currently address. Discuss the material assumptions and estimates underlying your calculation of TAM and SAM for each of the markets presented. For example, briefly explain why you exclude public transportation miles from your calculation of Personal Mobility SAM.
24. We note that SAM represents your market opportunity in 57 countries and excludes trips greater than 30 miles, while TAM represents your market opportunity in 175 countries and includes trips greater than 30 miles. Aside from penetrating additional countries to reach your TAM, discuss the challenges and time frames associated with including trips greater than 30 miles for the 57 countries currently part of your SAM. In addition, we note that trips greater than 30 miles are not included in "Our Growth Strategy" on page
         139. Please explain how these trips are therefore part of your TAM.
25. We note your disclosure that you have identified six "near-term" priority countries where your ability to grow your Ridesharing operations to scale is currently and may continue to be limited by significant regulatory restrictions. Please expand to discuss how you will grow your operations in these countries in light of the significant regulatory restrictions and disclose the challenges and time frames associated with your ability to include these countries in your SAM in the near term.
Our Growth Strategy, page 139

26. For each of the key elements of your growth strategy, please quantify the estimated investments and discuss the key milestones and time frames to implement each of these strategies.
27. Refer to the fourth bullet point on page 140. Please briefly explain how the freight brokerage market "resembles the taxi industry when we first introduced our Ridesharing product" and provide the basis for your belief that your platform can "change the way the freight industry operates" given your focus on the brokerage portion of the industry.
Government Regulation, page 151

28. Refer to the fourth bullet point on page 152. Please disclose the minimum wage regulation recently adopted by the New York City Taxi and Limousine Commission and
         discuss, to the extent known, the material effects of compliance with this regulation.
         Similarly revise the carryover risk factor on pages 33-34.
Certain Relationships and Related Person Transactions, page 200

29. Please disclose the names of the holders of your capital stock who are parties to the
         Investor Rights Agreement, Voting Agreement, and Right of First Refusal and Co-Sale
 Dara Khosrowshahi
FirstName LastNameDara Khosrowshahi
Uber Technologies, Inc.
Comapany NameUber Technologies, Inc.
February 1, 2019
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         Agreement. Refer to Item 404(a)(1) of Regulation S-K.
Principal and Selling Stockholders, page 205

30. Please identify the person or persons who have voting or dispositive power over the shares held by SB Cayman 2 Ltd. and The Public Investment Fund. In this regard, we note that
         H.E. Yasir Al-Rumayyan, a member of your board, is a managing director at the Public
         Investment Fund.
Description of Capital Stock
Choice of Forum, page 212

31. You state that the federal district courts will be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act. Please state here and in the carryover risk factor on pages 54-55 that there is uncertainty whether a court would enforce this provision. Additionally, clarify in the risk factor that the provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act.
Note 1 - Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-14

32. We note from your disclosure on page F-15 that you record refunds due to end user dissatisfaction as marketing expense. Please clarify if refunds are included in the incentive amounts quantified on page F-18. If refunds are material, please revise your disclosure on page F-18 as appropriate.
Incentives to End-Users, page F-16

33. Please provide a more specific and comprehensive discussion of the incentives provided to end-users that do not require completion of a specific action. Based on your current disclosure, it is unclear how these incentives differ from those that are recorded as a reduction of revenue. Refer to ASC 606-10-50-20.
Notes to the Consolidated Financial Statements
Note 14 - Segment Information, page F-52

34. We note that you currently manage and operate your business as two operating/reportable segments: Core Platform and Other Bets. Please address the following:
           Provide us with details about your management structure and how your company is organized.
           Describe the role of your CODM and each of the individuals reporting to the CODM.
           Identify and describe the role of each of your segment managers. Describe the key operating decisions, who makes these decisions, how performance is
            assessed and how resources are allocated within your business.
           Tell us how often the CODM meets with his direct reports, the financial information
 Dara Khosrowshahi
Uber Technologies, Inc.
February 1, 2019
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           the CODM reviews in conjunction with those meetings, and the other participants at those meetings.
           Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
           Describe the basis for determining the compensation for each individual that reports to the CODM.
35. Additionally, describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance. Tell us how frequently that information is prepared and reviewed. Also describe the financial information reviewed by your Board of Directors and how frequently that information is reviewed. In this regard, we note that you present disaggregated revenue information for Ridesharing and
      Uber Eats on page F-22. Tell us whether the CODM or the Board of Directors receives any profitability and/or expense information for Ridesharing and Uber Eats separately. If so, describe the nature, type and frequency of that information.
Exhibits

36.   Please file the agreements relating to:
        your joint venture with Yandex;
        the sale of your business in Southeast Asia to Grab; and the Master Services Agreements you enter into with Partners to use the
Apps.

      Alternatively, explain to us why these agreements are not required to be filed by Item
      601(b)(10) of Regulation S-K.
        You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour, Accounting
Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or Anne
Parker, Assistant Director, at (202) 551-3611 with any other questions.



                                                            Sincerely,
FirstName LastNameDara Khosrowshahi
                                                            Division of
Corporation Finance
Comapany NameUber Technologies, Inc.
                                                            Office of
Transportation and Leisure
February 1, 2019 Page 7
cc:       Dave Peinsipp, Esq.
FirstName LastName